Management's Discussion and Analysis

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)

Cautionary Note
Forward-Looking Information
This MD&A contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, business operations and financial performance and condition. Forward-looking statements relate, but are not limited, to: the planned exploration, development and mining activities and expenditures of the Company, including estimated production, cash costs, all-in sustaining costs and capital expenditures; the estimation, realization and growth of mineral resource and reserve estimates; the development, operational and economic results of economic studies on the Company's projects; magnitude or quality of mineral deposits; anticipated advancement, timing and results of permitting for the Company's projects; benefits of non-GAAP measures; anticipated advancement of the Company's projects and future exploration prospects; the future price of metals; government regulation of mining operations; environmental risks; relationships with local communities; and future growth potential of the Company's projects. Forward-looking statements are often identified by the use of words such as “may”, “will”, “could”, “would”, “anticipate”, ‘believe”, “expect”, “intend”, “potential”, “estimate”, “budget”, “scheduled”, “plans”, “planned”, “forecasts”, “goals” and similar expressions.
Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's abilities to complete its planned exploration and development programs; the absence of adverse conditions at the Company's projects; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Company's projects economic, as applicable; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions and have attempted to identify important factors that could cause actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in the Company's Annual Information Form dated March 24, 2026 for the fiscal year ended December 31, 2025, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and on the EDGAR issuer profile for the Company at www.sec.gov.
Investors are cautioned not to put undue reliance on forward-looking statements. The forward looking-statements contained herein are made as of the date of this MD&A and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.
Cautionary Note to U.S. Investors
This MD&A includes Mineral Resource and Reserve classification terms that comply with reporting standards in Canada and the Mineral Resource and Reserve estimates are made in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule of the Canadian Securities Administrators which establishes

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this MD&A has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and resource and reserve information contained in this MD&A may not be comparable to similar information disclosed by domestic United States companies subject to the SEC’s reporting and disclosure requirements.
Qualified Person
The scientific and technical information contained in this MD&A has been reviewed and approved by James Frost, P.Eng., Director, Technical Services of Integra, who is a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)

1. Introduction
This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Integra Resources Corp. (“Integra”, “we”, “our” or the “Company”), our liquidity, capital resources, and operational and financial performance as at, and for the six months ended June 30, 2026, in comparison to the corresponding prior-year periods.
This MD&A should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and notes (the "Financial Statements"), prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements under International Accounting Standard 34 Interim Financial Reporting (“IAS 34”), for the six months ended June 30, 2026. Integra's material accounting policies are set out in Note 3 of the 2025 Annual Financial Statements.
This MD&A should also be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2025 (the “2025 Annual Financial Statements”), related annual MD&A (the "2025 Annual MD&A"), Form 40-F/Annual Information Form, and other continuous disclosure materials available on our website at www.Integraresources.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, as applicable (for avoidance of doubt, unless specifically noted, no items from these or other websites mentioned in this MD&A are incorporated by reference).
All amounts in this MD&A and the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2026 are presented in United States dollars (“USD”) unless identified otherwise.
The following are other abbreviations used throughout this MD&A: Au (gold), oz (ounces), gpt (grams per tonne), kt (kilotonne or thousands of tonnes), M tonnes (megatonnes or millions of tonnes), km (kilometres), and tpd (tonnes per day).
The effective date of this MD&A is August 11, 2026.
Non-GAAP Financial Measures
This MD&A refers to various non-GAAP measures which are used by the Company to manage and evaluate operating performance at the Company's Florida Canyon Mine and though widely reported in the mining industry as benchmarks for performance, do not have standardized meanings under IFRS Accounting Standards, and the methodology by which these measures are calculated may differ from similar measures reported by other companies. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the “Non-GAAP Financial Measures” section of this MD&A for detailed descriptions and reconciliations of the following metrics to their most comparable GAAP equivalents:
•Average realized gold price
•Adjusted earnings & adjusted earnings per share
•Sustaining and non-sustaining capital expenditures
•Free cash flow & free cash flow per share (basic)
•Working capital
•Operating margin
•Operating cash flow before change in working capital & operating cash flow before change in working capital per share (basic)
•Operating cash flow per share (basic)
•Cash costs
•Mine-site all-in sustaining costs ("Mine-site AISC")
•All-in sustaining costs ("AISC")

2. Description of Business
Integra is a growing Canadian-based precious metals producer headquartered in Vancouver, BC and is focused on gold mining, mine development and mineral exploration activities in the Great Basin of the Western United States. The Company's principal focus includes operating its Florida Canyon mining operation ("Florida Canyon" or the "Florida Canyon Operation" or the "Florida Canyon Mine") and engaging in exploration and development of its two flagship development-stage heap leach projects: the past producing DeLamar Project ("DeLamar" or "DeLamar Project") in southwestern Idaho, and the Nevada North Project ("Nevada North" or "Nevada North Project") in western Nevada.

INTEGRA RESOURCES CORP.	5

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
Integra has an ongoing initiative to increase its asset base by expanding current Mineral Resource and Reserve Estimates, acquiring, discovering and developing high value precious metal projects, and ultimately operating multiple precious metals mines in the Americas. The Company's common shares are listed on the TSX Venture Exchange (the "TSX-V") under the symbol "ITR" and on the NYSE American under the symbol "ITRG". The Company's warrants trade on the TSX-V under the symbol "ITR.WT".

3. Highlights
The following highlights refer to adjusted earnings, free cash flow, cash costs, AISC, operating cash flow before changes in working capital, and operating margin which are described in more detail in section "10. Non-GAAP Financial Measures" of this MD&A.
Q2 2026
•Mined 4.4M tonnes of ore and 3.6M tonnes of waste at a strip ratio of 0.81 at the Florida Canyon Mine for Q2 2026. As a result, the Company achieved record mining rates which averaged 87,867 tpd for the quarter, compared to 66,382 tpd in Q2 2025.
•In Q2 2026, Florida Canyon produced 16,379 gold ounces and sold 15,794 gold ounces at an average realized price of $4,426 per gold ounce, compared to 18,087 gold ounces produced and 18,194 gold ounces sold at average realized prices of $3,332 in Q2 2025.
•Quarterly revenue of $70.8 million in Q2 2026, compared to revenue of $61.1 million in Q2 2025.
•Mine operating earnings of $23.4 million in Q2 2026 were comparable to $25.2 million in Q2 2025.
•Q2 2026 adjusted earnings of $13.1 million, or $0.06 per share, was comparable to the $11.8 million, or $0.07 per share recorded in Q2 2025.
•Q2 2026 net earnings of $12.0 million, or $0.06 earnings per share was comparable to $10.6 million, or $0.06 in earnings per share recorded in Q2 2025.
•Cash costs averaged $2,495 per gold ounce and mine-site AISC averaged $3,371 per gold ounce in Q2 2026, both impacted by increased mined, stacked and processed tonnes to support production, lower gold ounces sold during the first quarter, increased royalties and excise taxes resulting from stronger-than-anticipated gold prices, and higher diesel fuel and explosive costs.
•Operating cash flow of $22.8 million increased from $16.3 million in Q2 2025, largely due to a $9.0 million decrease in cash used for working capital, largely accounts payable and accrued liabilities buildups, partially offset by higher tax payments.
•Free cash flow was $9.3 million, or $0.05 per share, for Q2 2026, a significantly improved from $2.1 million, or $0.01 per share in Q2 2025.
•Cash and cash equivalents was $111.1 million at June 30, 2026, an increase from $63.1 million at December 31, 2025 and benefitting from the $57.5 million bought deal public offering completed in Q1 2026.
•The Company announced the largest drill program in its history on April 9, 2026. This drill program includes 42,500 m of drilling at Florida Canyon focused on near-mine oxide growth gold targets to expand mineral reserves and resources and the first exploration drill program at the past-producing Standard Mine area, located approximately 10km south of Florida Canyon. Additional development and resource conversion drilling is expected at Nevada North to support a pre-feasibility Study in 2027 and advanced engineering drilling at DeLamar to support future development plans. Continued advancement of the resource growth drilling program at Florida Canyon in Q2 2026, progressing the multi-year growth strategy designed to expand mineral reserves and resources.
•On May 8, 2026, the Company entered into an agreement with the Shoshone-Paiute Tribes pursuant to which it granted 517,103 common shares with an aggregate value of $1.5 million, in recognition of the parties' collaborative efforts in advancing the DeLamar Project, including baseline data collection, tribal monitoring, and mine plan co-development.
•The Company released the highlights of an updated feasibility study and life of mine plan ("Technical Report") for Florida Canyon on June 25, 2026. The feasibility study highlighted a materially enhanced operation with an 8-year mine life, a 74% increase in Proven and Probable Mineral Reserve, a 17% increase in annual gold production and

INTEGRA RESOURCES CORP.	6

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
$0.8 billion in after-tax free cash flow and $601 million after-tax net present value (5%) ("NPV5%")1. The Technical Report, entitled "NI 43-101 Technical Report, Florida Canyon Gold Mine, Pershing County, Nevada, USA,” is dated July 28, 2026, with an effective date of May 31, 2026.

•The DeLamar Project entered the National Environmental Policy Act ("NEPA") permitting process following the United States Bureau of Land Management (the "BLM") publishing of the Notice of Intent on May 29, 2026, initiating a 30-day public scoping process which commenced on June 29, 2026. Following the public scoping period, the BLM will conduct its environmental analysis.
•Continued engagement with stakeholders across Nevada, Idaho, and Oregon, including local communities, civic and non-profit organizations, government officials, and Tribal nations.
•Wildcat Exploration Plan of Operations ("EPO"), now fully approved, will provide greater flexibility for significantly expanded exploration and hydrogeological drilling campaigns. Technical drilling to collect hydrogeological and metallurgical data is scheduled to initiate in August 2026.
1)NPV discounted to January 1, 2026, and includes cash flows from January 1, 2026 to May 31, 2026. Base case gold prices: 2026 ($4,344/oz), 2027 ($4,414/oz), 2028 ($4,169/oz), 2029 ($3,824), 2030 to 2035 ($3,600/oz).

4. Revised Guidance
The Company revised its 2026 Mine-site AISC guidance at Florida Canyon on June 25, 2026. The adjustment to Mine-site AISC is primarily attributed to an increase in the tonnes, mined, stacked and processed to support production, lower gold ounces sold during H1 2026, increased royalties and excise taxes resulting from stronger-than-anticipated gold prices, and higher diesel fuel and explosive costs.
The Company is also revising its 2026 total cash costs per ounce guidance to reflect the cost drivers impacting Mine-site AISC, and its 2026 non-sustaining capital expenditures guidance to reflect improvements included in the Technical Report including advancing heap leach pad construction which was originally planned for future years.
The Company has revised 2026 guidance as follows:

	Unit (1)	Original Guidance Range	Change	Revised Guidance Range
Florida Canyon Mine
2026 Total Cash Cost(2)	$/oz sold	$1,900 - $2,100	$400	$2,300 - $2,500
2026 Mine-Site All-In Sustaining Costs (“AISC”)(2)	$/oz sold	$2,750 - $2,950	$550	$3,300 - $3,500
2026 Non-Sustaining (Growth) Capital Expenditures	$m	$7.5 - $9.5	$9	$16.5 - $18.5
(1)Unit abbreviations: oz = troy ounce, $/oz sold = U.S. dollars per gold ounce sold, $m = million of U.S. dollars
(2)Non-GAAP measure. Please refer to "10. Non-GAAP Financial Measures" section of the MD&A.
Revised annual cost guidance for total cash costs and AISC assumes an average gold price of $4,200/oz, however there remains pressure from elevated consumable prices and higher royalties. The royalty and excise tax component will continue to vary with realized gold prices; a $100 per ounce change in the gold price is estimated to result in approximately a $7 change per ounce.

5. Health, Safety and Environment
Integra experienced zero fatalities and one lost time injury in Q2 2026. Three MSHA-reportable injuries occurred at Florida Canyon in Q2 2026. The 2026, year-to-date total reportable incident frequency rate ("TRIFR") at Florida Canyon was 1.6 compared to 2.3 for H1 2025.
Integra experienced one quarterly reportable spill (one year-to-date), zero immediately reportable spills (zero year-to-date) and one minor reportable permit noncompliances for the quarter (three year-to-date), all at Florida Canyon.

INTEGRA RESOURCES CORP.	7

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)

6. Operating Performance
The following operating performance refers to adjusted earnings, adjusted earnings per share (basic), operating cash flow per share (basic), free cash flow, free cash flow per share (basic), cash costs, and AISC which are described in more detail in section "10. Non-GAAP Financial Measures" of this MD&A:

		Three months ended June 30,		Six months ended June 30,
OPERATIONAL	Unit	2026	2025	2026	2025
Ore mined	kt	4,417	3,074	7,425	6,096
Waste mined	kt	3,579	2,966	7,480	4,765
Total Mined	kt	7,996	6,040	14,905	10,861

Crushed ore to pad	kt	1,824	1,882	3,609	3,646
Run of mine ore to pad	kt	2,332	1,275	3,406	2,474
Total placed	kt	4,156	3,157	7,015	6,120

Strip ratio	waste/ore	0.81	0.96	1.01	0.78
Ore mined/day	tpd	48,538	33,785	41,021	33,494
Total mined/day	tpd	87,867	66,382	82,350	60,004

Gold
Average grade	gpt	0.23	0.21	0.22	0.22
Recovery	%	57.8%	60.5%	58.5%	60.4%
Produced	oz	16,379	18,087	29,014	37,410
Sold	oz	15,794	18,194	28,312	37,734

		Three months ended June 30,		Six months ended June 30,
FINANCIAL	Unit	2026	2025	2026	2025
Revenue	$ millions	$70.8	$61.1	$132.5	$118.1
Cost of sales	$ millions	$(47.4)	$(35.9)	$(84.3)	$(77.4)
Mine operating earnings	$ millions	$23.4	$25.2	$48.2	$40.7
Earnings for the period	$ millions	$12.0	$10.6	$24.6	$11.6
Earnings per share (basic)	$/share	$0.06	$0.06	$0.12	$0.07
Adjusted earnings for the period	$ millions	$13.1	$11.8	$26.0	$16.2
Adjusted earnings per share (basic)	$/share	$0.06	$0.07	$0.13	$0.10
Operating cash flow	$ millions	$22.8	$16.3	$36.6	$32.0
Operating cash flow per share (basic)	$/share	$0.11	$0.10	$0.18	$0.19
Free cash flow	$ millions	$9.3	$2.1	$12.3	$11.8
Free cash flow per share (basic)	$/share	$0.05	$0.01	$0.06	$0.07
Cash costs	$/oz sold	$2,495	$1,849	$2,463	$1,936
Mine-site AISC	$/oz sold	$3,371	$2,641	$3,344	$2,486

				June 30, 2026	December 31, 2025
Cash and cash equivalents	$ millions			$111.1	$63.1
Mine
In Q2 2026, the Company mined 4.4M tonnes of ore, up 44% from 3.1M in Q2 2025, and 3.6M tonnes of waste, up 21% from 3.0M in Q2 2025 at a strip ratio of 0.81, 16% lower than 0.96 in Q2 2025. As a result, mining rates averaged 87,867 tpd compared to 66,382 tpd in Q2 2025, representing a record rate of total material movement at the Mine. This mining rate was achieved this quarter due to the new mining equipment integrated into the fleet over the previous two quarters and shorter haul distances.

INTEGRA RESOURCES CORP.	8

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
In H1 2026, the Company mined a total of 7.4M tonnes of ore, up 22% from 6.1M in H1 2025, and 7.5M tonnes of waste, up 57% from 4.8M in H1 2025, at a strip ratio of 1.01, up 29% from 0.78 in H1 2025. Mining and leach pad stacking rates are expected to remain elevated in H2 2026 to support the Company's full year guidance.
Production
In Q2 2026, the Company produced 16,379 ounces of gold, compared to 18,087 ounces in Q2 2025. The blending strategy developed in the first quarter of 2026 for N2 ore continues to leach as expected. The Company ramped up mining and heap leach stacking rates through the second quarter of this year and expects to meet its annual gold production guidance of 70,000 to 75,000 ounces.
During H1 2026 the Company produced 29,014 oz gold. H2 2026 production will benefit from the increase in ore mining and stacking rates.
Average gold process recoveries were 57.8% in Q2 2026 slightly less than the 60.5% recovery achieved in Q2 2025. Annual recoveries were 58.5% compared to 60.4% in H1 2025 which are within expectations.
Sustaining and Non-sustaining Capital
The second quarter of 2026 continued to mark a capital-intensive period across the Company’s portfolio of assets with several key activities during the quarter. These investments reflect a deliberate focus on de-risking the portfolio and positioning the Company for sustainable production growth.
During Q2 2026, the Company invested $13.5 million in sustaining capital, compared to $14.2 million in Q2 2025. Sustaining capital investments for H1 2026 totaled $24.2 million, compared to $20.2 million in H1 2025. Spending in both the second quarter and first half of 2026 reflects the Company's continued reinvestment strategy including new equipment leases, capital stripping, and mobile equipment refurbishments. The Company expects investments in sustaining capital expenditures to continue into the third quarter.
The Company also invested $0.8 million in Q2 2026 and $2.6 million in H1 2026, in non-sustaining growth capital, compared to $0.8 million during both the 2025 quarter and year-to-date periods. This spending was primarily directed toward equipment leases for the expanded fleet, engineering and permitting work on Phase 3C leach pad facility and growth-focused drilling programs at the Florida Canyon Mine discussed further in the Exploration section below.
These expenditures are in line with the Company's 2026 revised guidance.
Cash Costs and Mine-site AISC
Cash costs averaged $2,495 per ounce in Q2 2026 and $2,463 per ounce in H1 2026 and Mine-site AISC averaged $3,371 per ounce in Q2 2026 and $3,344 per ounce in H1 2026. These metrics were impacted by increased mined, stacked and processed tonnes to support production, lower gold ounces sold during the first quarter, increased royalties and excise taxes resulting from stronger-than-anticipated gold prices, and higher diesel fuel and explosive costs. See Guidance Section 4 above for further details on the 2026 revised guidance.
Royalties and excise taxes, which constitute a material component of cash costs and Mine-site AISC, are directly impacted by fluctuations in the gold price. The Company's revised guidance assumed an average gold price of $4,200 per ounces, and a $100 per ounce change in the gold price results in an estimated $7 change to both cash costs and Mine-site AISC.
Florida Canyon Exploration
In Q2 2026, the Company completed 8,501 meters of drilling, totaling 17,055 meters year to date, of its 42,500 meter 2026 growth focused drilling program at Florida Canyon. The 2026 program continues on the success of the 2025 program focusing on four key areas: (1) Resource development at the Florida Canyon Mine Property; (2) underexplored extensions of Florida Canyon Gold mineralization exploration (3) Standard Mine area targets; and (4) greenfield exploration targets. The program is specifically designed to support resource and reserve growth and extend mine life at Florida Canyon.
Program expenditures, included in sustaining and non-sustaining capital, totaled $2.3 million in Q2 2026 and $3.8 million in H1 2026.
Florida Canyon Technical Report
The Company released the highlights of an updated Technical Report for Florida Canyon on June 25, 2026. The Florida Canyon Technical Report highlighted a materially enhanced operation with an 8-year mine life, a 74% increase in Proven and Probable Mineral Reserve, a 17% increase in annual gold production, a $0.8 billion in after-tax free cash flow and a $601 million after-tax NPV5%. Mine-site AISC are expected to average approximately $2,331/oz over life-of-mine, highlighting an

INTEGRA RESOURCES CORP.	9

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
updated mine plan with increased annual production, a longer mine life, and lower operating costs in the future. The results of the Florida Canyon 43-101 Technical Report were released in a press release "Florida Canyon Feasibility Study Delivers Substantial Increase in Mineral Reserve, Gold Production Over an 8-Year Mine Life and US$0.8 Billion in After-Tax Free Cash Flow" released June 25, 2026. The Technical Report was filed on July 30, 2026.

7. Development Projects
DeLamar capital and project expenses
In Q2 2026, the Company incurred $5.7 million in exploration and project expenses, largely for engineering and permitting work, and 712 meters of development drilling at the DeLamar Project. In addition, the Company invested $4.6 million in mineral property, plant, and equipment at DeLamar, including $2.2 million in permitting and engineering activities, and $2.0 million in de-risking activities, of which $1.7 million was for securing equipment.
In H1 2026, the Company incurred $9.8 million in exploration and project expenses, largely for engineering and permitting work at the DeLamar Project. In addition, the Company invested $22.3 million in mineral property, plant, and equipment at DeLamar, including $2.2 million in permitting and engineering activities, and $18.9 million in de-risking activities, of which $3.4 million related to an initial deposit to Idaho Power to begin planning work on upgrading the existing power infrastructure, $12.5 million for the acquisition of a strategic land position near the DeLamar Project.
DeLamar permitting
Integra’s 2025 DeLamar Project Mine Plan of Operations ("MPO") Version 4.3 was submitted to the BLM on May 1, 2026. The MPO Version 4.3 is the project proposed action and will serve as the basis for BLM’s environmental review of the DeLamar Project under the NEPA. The BLM's NEPA process initiated with the publishing of the Notice of Intent ("NOI") on May 29, 2026, initiating a 30-day public scoping process to identify environmental concerns (issues) associated with project implementation. Environmental effects analysis of the DeLamar Project and a no action alternative will be issued in an Environmental Impact Statement ("EIS") and accompanying record of decision, anticipated in H2 2027. In the EIS, the BLM will identify a preferred alternative and any required mitigation measures required for the DeLamar Project implementation. Following the NEPA process, a final revised MPO will be prepared that incorporates the preferred alternative and any identified mitigation measures. Once all applicable federal, state and local permits are obtained, the DeLamar Project will commence construction.
The DeLamar Project’s permitting timeline was posted to the FAST-41 project dashboard on January 13, 2026. The FAST-41 Transparency Project program is a federal permitting framework designed to streamline environmental reviews, improve interagency coordination, and increase transparency. Agencies must develop and maintain a coordinated, project-specific timetable for all required environmental review and permitting actions. Integra will be designated a dedicated project advisor from the Permitting Council, who will monitor the advancement of the project and support active engagement and coordination across multiple regulatory agencies. The Permitting Council provides high-level oversight to ensure that federal agencies adhere to established timetables. The DeLamar Project’s permitting timeline posted to the FAST-41 project dashboard highlights an accelerated 15 month NEPA schedule from start to finish.
The Company completed its feasibility study for the DeLamar Project with an effective date December 8, 2025. The feasibility study for DeLamar confirmed robust economics for a low-cost, large-scale, conventional open pit oxide heap leach operation, with competitive operating costs and a high rate of return. The feasibility study outlines total production of 1.1 million ounces of gold equivalent (“AuEq”) over a 10-year operating mine life (plus two years of residual leaching), resulting in an average annual production profile of 106,000 ounces AuEq per annum at a co-product Mine-site AISC of $1,480 per ounce (“/oz”) AuEq. Initial capital costs are $389 million, including $38 million of owners’ cost, and sustaining capital of $305 million over the mine life. The DeLamar Project generates an after-tax net present value (“NPV5%”) of approximately $774 million with an after-tax internal rate of return (“IRR”) of 46% at base case gold and silver prices of $3,000/oz and $35/oz, respectively. After-tax NPV5% improves to approximately $1.9 billion and after-tax IRR to 97% using recent gold and silver prices of $4,500/oz and $65/oz, respectively.
Nevada North capital and development expenses
The Company incurred $0.6 million in Q2 2026 and $1.4 million in H1 2026, in exploration and development expenses, largely for permitting work.

INTEGRA RESOURCES CORP.	10

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
Nevada North Permitting
During the quarter the Company also advanced the Nevada North Project, which consists of the Wildcat Deposit ("Wildcat") and the Mountain View Deposit ("Mountain View") (collectively, the "Nevada North Project" or "Nevada North"). Decision record documentation for the Wildcat EPO was complete as of April 9, 2026, and the Reclamation Permit from Nevada Division of Environmental Protection ("NDEP") Bureau of Mining Regulation and Reclamation ("BMRR") was received on April 20, 2026, with an effective date of May 5, 2026. The Wildcat EPO, now fully approved, will provide greater flexibility for significantly expanded exploration and hydrogeological drilling campaigns. Exploration drilling is scheduled to initiate in August 2026. A preliminary hydrogeological study completed at Wildcat in Q4 2025 provided preliminary data related to groundwater depth, flow direction and water quality. Additional hydrogeological data collection on track for execution during the 2026 exploration drilling campaign will support the development of a hydrogeological conceptual site model ("HCSM") and further assessment of potential water management and supply issues impacting mining and reclamation planning.
At Mountain View, environmental analysis for the EPO is also complete, and the NDEP BMRR Reclamation Permit is anticipated in Q3 2026. Once fully approved and permitted, the Mountain View EPO will provide greater flexibility for significantly expanded exploration and drilling campaigns in the future. Integra expects to begin work on an updated technical report for Nevada North in 2026 with a target release date in early 2027.
External Affairs
External affairs activities for the quarter maintained broad stakeholder engagement, with the most frequent stakeholder categories including local residents, civic and non-profit organizations, government and elected officials, and Tribal Nations, totaling over 6,120 stakeholders engaged in Nevada, Idaho, and Oregon. Specific initiatives included engagement in advance of public scoping at DeLamar, coordination of Tribal site visits, the advancement of work under the memorandum of understanding ("MOU") with Trout Unlimited, dialogue with grazing permitees, meetings in Washington D.C. with agency and congressional offices, and advancement of the Shoshone-Paiute Tribes Relationship Agreement with the issuance of 517,103 common shares of the Company to the Shoshone-Paiute Tribes and planning for youth language initiatives.

8. Financial Performance
Net earnings
During the three and six months ended June 30, 2026, net earnings were $12.0 million and $24.6 million compared to net earnings of $10.6 million and $11.6 million for the same period in 2025. The net earnings in Q2 2026 largely resulted from strong mine operating earnings supported by strong average realized gold prices.
The table below summarizes the differences in net earnings for the three and six months ended June 30, 2026, compared to the corresponding period in 2025:

	Three months	Six months	Note
Net earnings, period ended June 30, 2025	$10,642	$11,625
Revenue	9,725	14,424	1
Production costs, and royalties and excise taxes	(7,759)	(738)
Depreciation	(3,809)	(6,162)
Cost of sales	$(11,568)	$(6,900)	2
Mine operating earnings	$(1,843)	$7,524
Decreased derivative losses	1,680	5,060	3
Increased exploration and project expenses	(2,165)	(4,752)	4
Decreased other expense	1,903	3,980	5
Decreased (increased) general and administrative expenses	24	(1,261)	6
Decreased interest and finance expense	361	709	7
Other	1,400	1,666
Net earnings, period ended June 30, 2026	$12,002	$24,551
1)Revenue
In Q2 2026 the Company sold 15,794 ounces of gold at average realized prices of $4,426 per ounce of gold generating revenue of $70.8 million, compared to 18,194 ounces at average realized prices of $3,332 per ounce in Q2 2025, resulting in revenues of $61.1 million.

INTEGRA RESOURCES CORP.	11

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
In H1 2026 the Company sold 28,312 ounces of gold at average realized prices of $4,615 per ounce of gold, generating revenue of $132.5 million, compared to 37,734 ounces of gold at average realized prices of $3,102 per ounce of gold in 2025, resulting in revenues of $118.1 million.
2)Cost of sales
In Q2 2026 cost of sales were $47.4 million, compared to $35.9 million in Q2 2025. Cost of sales were $84.3 million for H1 2026, compared to $77.4 million in the comparative period of 2025. The increase in cost of sales in both Q2 and H1 2026 was primarily driven by increased mined, stacked and processed tonnes to support production and higher diesel fuel and explosive costs, plus higher depreciation charges resulting from the Company's capital reinvestment into the Florida Canyon Mine. This was partially offset by reduced ounces sold in the quarter.
3)Derivative losses and gains
Derivative losses were $0.2 million in Q2 2026, compared to losses of $1.9 million in Q2 2025. For H1 2026, the Company recorded derivative gains of $0.1 million, a $5.1 million improvement over losses of $5.0 million in H1 2025.
The Q2 2026 loss and H1 2026 gain both relate to mark-to-market adjustments on the Company's bullion put program. In comparative periods, derivative losses arose from both the bullion put program and the revaluation of the conversion feature on the Convertible Facility.
4)Exploration and project expenses
The Company recognized exploration and project expenses of $6.5 million in Q2 2026, an increase of $2.2 million compared to the $4.4 million expenses incurred in Q2 2025. H1 2026 saw exploration and project expenses of $11.4 million, an increase of $4.8 million compared to the $6.7 million incurred in 2025.
During Q2 2026, the Company adopted a voluntary change in its accounting policy for exploration and evaluation expenditures. Concurrently, the Company determined that the technical feasibility and commercial viability of extracting a mineral resource from the DeLamar Project had been demonstrated. As a result, the Company capitalized $2.2 million of expenditures at DeLamar for engineering, permitting work and site G&A in the second quarter. Prior to June 2026, this work was expensed as exploration and project expenses.
The increase in exploration and project expenses in both Q2 and H1 2026 are primarily due to increased engineering and permitting work at the DeLamar Project as the project continues to progress through the development stage.
5)Other income (expense)
The Company recorded other income of $1.1 million in Q2 2026 compared to other expenses of $0.8 million in Q2 2025. This improvement resulted largely from $0.8 million in gains on the disposal of mineral property, plant and equipment recorded in Q2 2026 and $1.0 million of non-deductible tax charges in Q2 2025.
In H1 2026, other income totaled $0.9 million, compared to other expenses of $3.1 million in H1 2025. This improvement resulted largely from $0.5 million in gains on the disposal of mineral property, plant and equipment recorded in Q2 2026 plus $1.0 million of non-deductible tax charges, and $2.1 million in transaction and integration costs both recognized in H1 2025.
6)General and administrative ("G&A") expenses
In Q2 2026 G&A expenses amounted to $2.6 million, comparable to the $2.7 million recorded in Q2 2025.
H1 2026 G&A expenses totaled $6.2 million, an increase of $1.3 million from the $4.9 million recorded in the comparable 2025 period. G&A excluding depreciation and share-based compensation for 2026 was $4.4 million, compared to $3.5 million in the prior year, primarily driven by increased compensation costs and professional fees.
7)Interest and finance expense
The Company recognized interest and finance expense of $1.1 million in Q2 2026, a decrease of $0.4 million compared to the $1.5 million expense incurred in Q2 2025. In H1 2026 interest and finance expenses totaled of $2.3 million, a decrease of $0.7 million compared to the $3.0 million incurred in H1 2025.
The decrease in both the quarterly and year-to-date period is primarily attributed to debt interest expenses recognized in 2025 with no amounts in the current period due to the conversion of the Convertible Facility in December of 2025, partially offset by increased lease interest expenses in the current year, largely from the Company's continued investment in financed equipment at Florida Canyon.

INTEGRA RESOURCES CORP.	12

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
Statement of Cash Flows
1)Operating activities
Cash flows provided by operations in Q2 2026 totaled $22.8 million, an increase of $6.5 million compared to the $16.3 million generated in Q2 2025. The primary driver of this increase is related to a $9.0 million increase in cash generated from working capital, largely driven by a build-up of payables, partially offset by $4.7 million in increased income taxes paid during the quarter.
Cash flows generated by operations totaled $36.6 million for H1 2026, an increase of $4.6 million from $32.0 million in the comparable 2025 period. The increase reflects improve earnings driven by higher metal prices, partially offset by higher cost of sales resulting from increased mining activity.
2)Investing activities
Cash used in investing activities was $14.0 million in Q2 2026, compared to $12.7 million in Q2 2025. Investing activity was largely consistent between periods, with the $1.3 million decrease primarily attributable to $0.8 million of proceeds received from the disposition of mineral property, plant and equipment at the Florida Canyon Mine.
Cash used in investing activities totaled $40.2 million in H1 2026, an increase of $23.6 million from $16.7 million in the comparable 2025 period. The increase was mainly attributable to $24.9 million of additional investment in mineral property, plant, and equipment, including a $17.5 million increase at the DeLamar Project, largely for de-risking activities which included $3.4 million related to an initial deposit to Idaho Power to begin planning work on upgrading the existing power infrastructure, and $12.5 million for the acquisition of a strategic land position near the DeLamar Project.
3)Financing activities
Financing activities used $3.5 million of cash in Q2 2026, compared to $2.3 million used in Q2 2025. The decrease is primarily attributed to $1.4 million of increased equipment lease payments, largely resulting from equipment financing on equipment at Florida Canyon that was commissioned in Q4 2025 and Q1 2026.
Financing activities generated $51.7 million of cash in H1 2026, contrasting with $5.1 million utilized in H1 2025. The change was primarily attributable to $57.5 million of net proceeds from the bought deal public offering completed in February 2026, partially offset by $2.7 million of increased equipment lease payments from the new equipment described above.

9. Liquidity and Capital Position

Liquidity and Capital Measures	Jun 30, 2026	Dec 31, 2025	Change
Cash and cash equivalents	$111,132	$63,086	$48,046
Working capital (1)	$146,493	$92,907	$53,586
(1)Working capital, calculated as current assets less current liabilities, is a non-GAAP measure. Please refer to "10. Non-GAAP Financial Measures" section of the MD&A.
Liquidity and Capital Resources
The Company continued to strengthen its cash position in Q2 2026, largely from strong operating earnings at Florida Canyon resulting from a strong gold price, partially offset by expenditures at the DeLamar Project.
The Company significantly strengthened its cash position during H1 2026, primarily driven by a $61.6 million ($57.5 million net of underwriting commissions and issuance costs of $4.1 million) bought deal public offering in February 2026 and strong operating earnings from Florida Canyon, partially offset by expenditures at the DeLamar Project. Proceeds from the offering are being used to fund pre-production expenditures at the DeLamar Project and funded the acquisition of a strategic land position near the DeLamar Project in February 2026. This strengthened financial position provides Integra with the flexibility to continue optimizing Florida Canyon while advancing DeLamar without compromising balance sheet discipline.
For the period ended June 30, 2026, the Company’s working capital rose by $53.6 million. This improvement was largely attributable to a $48.0 million increase in cash, benefiting from the bought deal public offering and robust operational performance, the payment of $1.4 million in trade and other payables, the buildup of $5.9 million in inventories, partially

INTEGRA RESOURCES CORP.	13

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
offset by a $3.4 million decrease in prepaids and other assets, and $1.5 million in current lease liabilities from new equipment.
To ensure alignment with its capital needs, the Company develops annual budgets. These budgets are regularly reviewed and incorporate estimated production, exploration efforts, financing availability, and industry conditions.
Outstanding Share, Option, RSU and DSU Amounts
As at June 30, 2026, the Company had approximately 4.4 million stock options outstanding (each exercisable for one common share of the Company), with exercise prices in the range of CAD $1.04 to $8.85 and a weighted average life of 3.49. Approximately 1.8 million of the stock options were vested and exercisable at June 30, 2026, with an average weighted exercise price of CAD $2.19 per share. The Company also had 2.1 million RSUs, 1.1 million DSUs and 6.3 million warrants (exercisable for one common share of the Company with an exercise price of CAD $1.20).
The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at August 11, 2026
Common Shares	202,873,070
Options(1)	4,248,471
Restricted Share Units	2,077,331
Deferred Share Units	1,049,327
Warrants	6,256,401
216,504,600
(1)4,004,514 options are exercisable for one share and 243,957 options are exercisable for 0.0467 shares of the Company, respectively.

10. Non-GAAP Financial Measures
Management believes that the following non-GAAP financial measures will enable certain investors to better evaluate the Company's performance, liquidity, and ability to generate cash flow. These measures do not have any standardized definition under IFRS Accounting Standards, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Other companies may calculate these measures differently.
Average realized gold price
Average realized gold price per ounce is calculated by dividing the Company’s gross revenue from gold sales for the relevant period by the gold ounces sold, respectively. The Company believes the measure is useful in understanding the gold prices realized by the Company throughout the period. The following table reconciles revenue and gold sold during the period with average realized prices:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Gold revenue	$69,898	$60,620	$130,655	$117,050
Gold ounces sold during the period	15,794	18,194	28,312	37,734
Average realized gold price (per oz sold)	$4,426	$3,332	$4,615	$3,102

INTEGRA RESOURCES CORP.	14

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
Capital expenditures
Capital expenditures are classified into sustaining capital expenditures or non-sustaining capital expenditures depending on the nature of the expenditure. Sustaining capital expenditures include capitalized stripping and are required to support current production levels. Non-sustaining capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase production or extend mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of AISC.
The following table reconciles payments at the Company's Florida Canyon mine for mineral properties, plant and equipment, and equipment leases to sustaining and non-sustaining capital expenditures:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Payments for mineral properties, plant and equipment (1)	$10,880	$13,004	$19,856	$16,789
Payments for equipment leases (2)	3,399	2,007	6,991	4,241
Total capital expenditures	14,279	15,011	26,847	21,030
Less: Non-sustaining capital expenditures	(811)	(817)	(2,599)	(817)
Sustaining capital expenditures	$13,468	$14,194	$24,248	$20,213
(1)Includes capitalized stripping.
(2)Comprised primarily of equipment finance leases.
Free cash flow
Free cash flow, a non-GAAP financial metric, subtracts sustaining capital expenditures from net cash provided by operating activities, serving as a valuable indicator of our capacity to generate cash from operations post-sustaining capital investments. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS Accounting Standard measure:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Operating cash flow	$22,798	$16,305	$36,596	$32,037
Less: sustaining capital expenditures	(13,468)	(14,194)	(24,248)	(20,213)
Free cash flow	$9,330	$2,111	$12,348	$11,824
Free cash flow per share (basic)	$0.05	$0.01	$0.06	$0.07
Weighted average shares outstanding (basic)	202,481	168,930	198,169	168,820
Working capital
Working capital is calculated as current assets less current liabilities. The Company uses this measure to assess its operational efficiency and short-term financial position.
Operating margin
Operating margin is calculated as mine operating earnings divided by revenue. The Company uses Operating Margin as a measure of the Company's profitability. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS Accounting Standard measure:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Revenue	$70,797	$61,072	$132,521	$118,097
Mine operating earnings	23,367	25,210	48,218	40,694
Operating margin	33%	41%	36%	34%

INTEGRA RESOURCES CORP.	15

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
Operating cash flow before change in working capital
The Company uses operating cash flow before change in working capital to determine the Company’s ability to generate cash flow from operations, and it is calculated by adding back the change in working capital to operating cash flow as reported in the consolidated statements of cash flows.

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Operating cash flow	$22,798	$16,305	$36,596	$32,037
Change in working capital	(5,296)	3,682	3,331	250
Operating cash flow before change in working capital	$17,502	$19,987	$39,927	$32,287
Operating cash flow per share (basic)	$0.11	$0.10	$0.18	$0.19
Operating cash flow before change in working capital per share (basic)	$0.09	$0.12	$0.20	$0.19
Weighted average shares outstanding (basic)	202,481	168,930	198,169	168,820
Cash costs and AISC
Cash costs are a non-GAAP financial metric which includes production costs, and royalties and excise taxes. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on a site basis.
All-in sustaining costs, a non-GAAP financial measure, starts with cash costs and includes general and administrative costs, reclamation accretion expense and sustaining capital expenditures. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on an overall company basis.
Cash costs and AISC are calculated as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Production costs	$35,751	$28,299	$63,045	$62,781
Royalties and excise taxes	4,492	4,185	8,391	7,917
Fair value adjustment to production costs on sale of acquired inventories (1)	67	1,615	161	3,385
Less: Silver revenue	(899)	(452)	(1,866)	(1,047)
Total cash costs	39,411	33,647	69,731	73,036
Reclamation accretion expense	358	210	691	567
Sustaining capital expenditures	13,468	14,194	24,248	20,213
Mine-site AISC	$53,237	$48,051	$94,670	$93,816
General and administrative expenses	1,485	1,862	4,449	3,536
Share-based compensation	956	610	1,325	961
Total AISC	$55,678	$50,523	$100,444	$98,313
Gold ounces sold (oz)	15,794	18,194	28,312	37,734
Cash costs (per Au sold)	$2,495	$1,849	$2,463	$1,936
Mine-site AISC (per Au sold)	$3,371	$2,641	$3,344	$2,486
AISC (per Au sold)	$3,525	$2,777	$3,548	$2,605
(1)This amount reflects a non-cash adjustment to production costs from the sale of inventory that was recorded at fair value as part of the Florida Canyon Mine acquisition.

INTEGRA RESOURCES CORP.	16

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
Adjusted earnings
Adjusted earnings and adjusted basic earnings per share (collectively, "Adjusted Earnings") are presented to remove items that are unrelated to ongoing operations. These metrics do not have a standardized definition under IFRS Accounting Standards and should not be considered as a substitute for results prepared in accordance with IFRS Accounting Standards. Other companies may calculate Adjusted Earnings differently. Adjusted Earnings excludes the tax-effected impact of transaction and integration costs, unrealized gains and losses on derivative contracts, gains or losses from the disposal of mineral properties, plant and equipment, and deferred taxes.

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Net earnings	$12,002	$10,642	$24,551	$11,625
Increase (decrease) due to:
Transaction and integration costs	—	36	—	2,131
Fair value adjustment to production costs on sale of acquired inventories (1)	(67)	(1,615)	(161)	(3,385)
Unrealized (gains) losses on derivatives	(1)	1,888	(476)	4,971
(Gain) loss on disposal of mineral properties, plant and equipment	(780)	15	(469)	51
Current tax effect from adjusting items	(211)	—	(127)	—
Deferred tax expense	2,122	806	2,638	813
Adjusted earnings	$13,065	$11,772	$25,956	16,206
Weighted average shares outstanding (in 000's) Basic	202,481	168,930	198,169	168,820
Adjusted basic earnings per share	$0.06	$0.07	$0.13	$0.10
(1)This non-cash adjustment to production costs for the three and six months ended June 30, 2026 and June 30, 2025, results from the fair value adjustment to inventories recognized upon the acquisition of the Florida Canyon Mine.

11. Quarterly Results
The following table sets out selected quarterly results over a period encompassing the most recently completed eight quarters. The most significant factors affecting results in the quarters presented were the Company's acquisition of the Florida Canyon Mine in Q4 2024, and the increase in gold price since Q4 2024.

	Quarter Ended
	Q2 2026	Q1 2026	Q4 2025	Q3 2025
Revenue	$70,797	$61,724	$55,151	$70,678
Mine operating earnings	$23,367	$24,851	$25,269	$28,584
(Loss) earnings for the period	$12,002	$12,549	$(5,678)	$(8,190)
(Loss) earnings per common share - basic	$0.06	$0.06	$(0.03)	$(0.05)
(Loss) earnings per common share - diluted	$0.06	$0.06	$(0.03)	$(0.05)
Adjusted earnings(1)	$13,065	$12,891	$14,775	$16,266
Adjusted earnings per share(1)	$0.06	$0.07	$0.09	$0.10

	Quarter Ended
	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Revenue	$61,072	$57,025	$30,350	$-
Mine operating earnings	$25,210	$15,484	$5,374	$-
Earnings (loss) for the period	$10,642	$983	$9,530	$(6,761)
Earnings (loss) per common share - basic	$0.06	$0.01	$0.13	$(0.08)
Earnings (loss) per common share - diluted	$0.06	$0.01	$0.13	$(0.08)
Adjusted earnings (loss)(1)	$11,772	$4,434	$2,339	$(6,857)
Adjusted earnings (loss) per share(1)	$0.07	$0.03	$0.02	$(0.08)
(1)Further information on these non-GAAP financial measures, including detailed reconciliations, is included in Section 10 of this MD&A.

INTEGRA RESOURCES CORP.	17

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)

12. Related Party Transactions
The Company’s related parties include its subsidiaries, and key management personnel, which primarily consists of short-term employee benefits and share-based compensation. There were no significant transactions with related parties outside of the ordinary course of business during the three months ended June 30, 2026.

13. Risks and Uncertainties
The Company is subject to a number of risks and uncertainties due to the nature of its business. The Company’s exploration activities expose it to various financial and operational risks that could have a significant impact on its level of operating cash flows in the future.
Capitalization of exploration and evaluation expenditures
Effective May 29, 2026, the Company changed its accounting policy for exploration and evaluation expenditures such that capitalization commences upon demonstration of technical feasibility and commercial viability, evidenced by completion of a feasibility study, declaration of National Instrument 43-101 compliant mineral reserves, and a determination by management that the expenditures are expected to generate probable future economic benefits. Under the previous policy, capitalization did not commence until required mining permits had also been received. During the three months ended June 30, 2026, the Company capitalized $2.2 million of expenditures in respect of the DeLamar Project that would have been recognized in profit or loss under the previous policy.
The determination of when technical feasibility and commercial viability have been demonstrated requires significant management judgment and depends on estimates that are inherently uncertain, including long-term commodity prices, capital and operating cost estimates, metallurgical recoveries, discount rates, and the mineral reserve estimates underlying the feasibility study. Different judgments or assumptions could result in capitalization commencing in a different period.
Because receipt of mining permits is no longer a condition of capitalization, the Company is capitalizing expenditures in advance of obtaining all permits and authorizations required to construct and operate a mine at DeLamar. Permitting outcomes depend on factors outside the Company's control, including federal, state and local regulatory processes, environmental review, consultation requirements, and potential legal challenges. A delay in, or failure to obtain, required permits, or the imposition of conditions that adversely affect project economics, would not reverse amounts previously capitalized but may indicate that the carrying amount of the related asset is impaired.
Capitalized amounts are assessed for impairment under IAS 36, which requires estimation of recoverable amount using assumptions comparable to those described above. An impairment charge recognized in a future period could be material to the Company's reported results and financial position.
Readers are advised to study and consider risk factors disclosed in the Company’s Annual Information Form for the fiscal year ended December 31, 2025, dated March 24, 2026 and available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca.

14. Material Accounting Policies, Standards and Judgements
The material accounting policies, significant judgments, estimates, and assumptions used in preparing these unaudited condensed interim consolidated financial statements are consistent with those described in Note 5 and Note 3 of the 2025 Annual Financial Statements, except for the following:
Change in Accounting Policy: Exploration and Evaluation Assets
The Company adopted a voluntary change in its accounting policy for exploration and evaluation expenditures effective May 29, 2026.
Under the previous policy, exploration and evaluation expenditures were expensed as incurred until the Company had established a National Instrument 43-101 compliant mineral resource, completed a feasibility study, and received the required mining permits, at which point subsequent expenditures were capitalized.
Under the revised policy, exploration and evaluation expenditures are expensed as incurred until the technical feasibility and commercial viability of extracting a mineral resource are demonstrated, being: completion of a feasibility study; declaration

INTEGRA RESOURCES CORP.	18

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
of National Instrument 43-101 compliant mineral reserves; and a determination by management that future economic benefits are probable. Expenditures incurred thereafter are capitalized within mineral properties, plant and equipment.
Management believes the new policy results in reliable and more relevant information. Receipt of mining permits is a regulatory and legal matter that is distinct from the technical feasibility and commercial viability assessment contemplated by IFRS 6, and conditioning capitalization on permit receipt deferred asset recognition beyond the point at which future economic benefits become probable. The revised criteria are also consistent with the basis applied by the Company's peers, improving comparability.
In accordance with IAS 8, the change has been applied retrospectively. Because the criteria for capitalization under both the previous and the new policy were not met at any prior reporting date, application of the new policy resulted in no adjustment to amounts previously reported for the comparative periods presented or to the opening consolidated statements of financial position as at January 1, 2025.
Critical judgment: DeLamar Project transition from exploration and evaluation to development
The application of the Company's accounting policy for exploration and evaluation expenditures required judgment to determine when the technical feasibility and commercial viability of the DeLamar Project had been demonstrated, after completion of a feasibility study with NI 43-101 compliant reserves.
The Company considered various factors, including the completion of the DeLamar Feasibility Study with mineral reserves in accordance with National Instrument 43-101, the status of the federal and state permitting processes applicable to the Project, and the Company's intention and ability to proceed with development. On May 29, 2026, the United States Bureau of Land Management published a Notice of Intent ("NOI") in the Federal Register to prepare an Environmental Impact Statement for the DeLamar Project, formally commencing review under the National Environmental Policy Act ("NEPA"), with a Record of Decision anticipated in the second half of 2027. Publication of the Notice of Intent ("NOI") supported management's determination that the technical feasibility and commercial viability of the DeLamar Project had been demonstrated.
Effective May 29, 2026, the Company commenced capitalizing expenditures relating to the DeLamar Project within mineral properties, plant and equipment. During the three months ended June 30, 2026, the Company capitalized $2.2 million of expenditures that would previously have been recognized in profit or loss (Note 9). Effective the same date, the Company transferred capitalized costs from exploration and evaluation assets in the amount of $34.7 million related to the DeLamar Project to assets under construction within mineral properties, plant and equipment (Note 9). The Company is required to test the carrying value of exploration and evaluation assets for impairment immediately before being reclassified to mineral property, plant and equipment. There was no impairment as a result.
Application of New and Revised Accounting Standards
Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
IFRS 9 and 7 have been amended to provide additional guidance regarding the recognition of a financial liability settled through electronic transfer, and for the classification of certain financial assets. Further, the amendments introduce new disclosure requirements related to investments in equity instruments designated at FVOCI. The amendments are effective for financial statements beginning on January 1, 2026. These amendments did not have a material impact on the Company.
Accounting Standards Issued but Not Yet Applied
Presentation and Disclosure in Financial Statements (IFRS 18)
IFRS 18 has been issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, mainly the income statement where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. IFRS 18 will require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for financial statements beginning on January 1, 2027, and requires retrospective application. The Company is currently assessing the impact of this standard.
There are no other standards or amendments or interpretations to existing standards issued but not yet effective that are expected to have a material impact on the Company.

INTEGRA RESOURCES CORP.	19

Management Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)

15. Disclosure and Internal Control Procedures
Management is responsible for establishing and maintaining effective internal control over financial reporting and disclosure controls and procedures as defined in our 2025 annual MD&A.
The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS Accounting Standards. Disclosure controls and procedures are designed to provide reasonable assurance that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company.
Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
There were no changes in the Company’s internal control over financial reporting and disclosure controls and procedures during the three and six months ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
The Company's management, at the direction of the CEO and CFO, will continue to assess the effectiveness of the Company's internal control over financial reporting and disclosure controls and procedures, and may make modifications if required.

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